July 17, 2012

VIA FEDERAL EXPRESS AND EDGAR

Mr. Karl Hiller, Branch Chief

United States Securities and Exchange Commission

Washington, DC 20549-3561

Re:	Graphic Packaging Holding Company

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed on February 23, 2012

File No. 001-33988

Dear Mr. Hiller:

Graphic Packaging Holding Company (the “Company”) is hereby responding to the comment contained in your letter dated July 16, 2012 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “10-K”). The comment of the Staff is set forth in bold and italicized text below and the Company’s response is set forth in plain text immediately beneath the comment.

Form 10-K for the Fiscal Year Ended December 31, 2011

Exhibits

Certification required by Section 1350 of Chapter 63 of Title 18 of the United States Code

1.	On June 12, 2012, we advised you by telephone, through your Vice President and Chief Accounting Officer, Ms. Deborah R. Frank, of your failure to file certifications in accordance with Item 601(b)(32) of Regulation S-K, and of the need for you to amend the Form 10-K to resolve the deficiency. As of the date of this letter, this deficiency remains outstanding and unresolved. You should immediately file a complete amendment to your annual report, with all disclosures prescribed for all sections of the document, to include the certifications prescribed under Item 601(b)(32) of Regulation S-K, as previously advised. In addition, the certifications required under Item 601(b)(31) of Regulation S-K should be updated to comply with Rule 12b-15 of Regulation 12B.

The Company is in the process of completing the auditing procedures necessary to file an amendment to its 10-K containing the disclosures set forth above. The Company currently intends to file such amendment on July 26, 2012.

Closing Comments

The undersigned hereby acknowledges, on behalf of the Company, that

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact the undersigned at (770) 644-3255 or Ms. Debbie Frank at (770) 644-3321.

Very truly yours,

/s/ Daniel A. Blount

Daniel A. Blount Senior Vice President and Chief Financial Officer